

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2010

Molly Country, President
Subprime Advantage, Inc.
501 W. Broadway, Suite A-323
San Diego, California 92101

> **Re:** **Subprime Advantage, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 26, 2010**
> **File No. 333-164850**

Dear Ms. Country:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please revise to include the registration statement file number. Please see Rule 470 of Regulation C of the Securities Act.

The costs to maintain the acquired property…, page 9

2. Mitigating language is generally not appropriate for risk factor discussion. We note the last part of this risk factor states "[h]owever, due to a loan made to the company by Molly Country, the cash used to cover the costs associated with the property will not be taken from the proceeds of this offering. Therefore, should we experience a foreclosure and lose the property; it may not impede our progress in other business areas." Please delete these statements.

We have received two loans from Molly Country…, page 9

3. We note your disclosure that you have signed two promissory notes both payable to Molly Country. Please file both these promissory notes as material contracts or tell us why you believe this is unnecessary. Please see Item 601(b)(10) of Regulation S-K.

Impact of Insufficient Capital On Our Business Strategy, page 37

4. We note your response to comment three in our letter dated July 9, 2010 and the related revisions in your filing on pages 38-39 stating that you will be able to maintain the vacant property for a minimum of 6 months using your "existing cash reserves of $489 in addition to a loan of $8,000 by [y]our CEO." We further note your statement on page 39 that "[t]he existing cash reserves would be sufficient to maintain a vacant property for three months as it would be used to pay the $282 a month mortgage, as well as the property tax, association fees and home-owner's insurance which would add an additional $263.99." Please clarify, that the combination of both your existing cash reserves and loan from your CEO will be used to cover expenses associated with this property for six months. Please also clarify, if true and as you state on pages 10 and 42, that only $5,000 of this $8,000 loan will be used to cover expenses associated with this property.

Liquidity and Capital Resources, page 41

5. We note your statement on page 23 that property taxes associated with your Las Vegas property are $53.99 per month. We further note your statement on page 42 that property taxes associated with this property are $132.50 per month. Please clarify or revise.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact Angie Kim, Attorney-Adviser, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Molly Country
Subprime Advantage, Inc.
August 5, 2010
Page 3

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald Stoecklein, Esq.
          Stoecklein Law Group
          Via Facsimile